FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number:  000-24069

PEAKSOFT MULTINET CORP.
_____________________________
(Translation of registrant's name into English)

3930 Meridian Street, Suite C117, Bellingham, Washington 98226 USA
__________________________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒     No  ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-0-24069

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEAKSOFT MULTINET CORP.

Date: August 4, 2003	By: /s/ Timothy W. Metz Chairman and Chief Executive Officer

PEAKSOFT MULTINET CORP.
CONSOLIDATED FINANCIAL STATEMENTS
&
REPORT
FOR THE QUARTER ENDED 31 MARCH 2004

(Prepared by Management - Unaudited)

PEAKSOFT MULTINET CORP.

Form 52-109FT2 - Certification of Interim Filings

I, Timothy W. Metz, President & Chief Executive Officer, certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of PeakSoft Multinet Corp. for the period ending March 31, 2004;
  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
  Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  May 10, 2004

/s/ Timothy W. Metz
Timothy W. Metz
President & Chief Executive Officer
PeakSoft Multinet Corp.

PEAKSOFT MULTINET CORP.

Form 52-109FT2 - Certification of Interim Filings

For the purpose of this certification I, Timothy W. Metz, President & Chief Executive Officer acting as Chief Financial Officer, certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of PeakSoft Multinet Corp. for the period ending March 31, 2004;
  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
  Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  May 10, 2004

/s/ Timothy W. Metz
Timothy W. Metz
President & Chief Executive Officer (acting as Chief Financial Officer for the purpose of this certification)
PeakSoft Multinet Corp.

10 May 2004

LETTER TO SHAREHOLDERS

Dear Shareholders;

A lack of operating capital made it necessary for the Company to cease all marketing and sales activities in May 2001. The Company expects that no sales or marketing activities will take place until the Company either obtains sufficient operating capital to execute its sales and marketing initiatives or finalizes a merger/acquisition transaction.

During the period, the Ontario Securities Commission and the British Columbia Securities Commission joined the Alberta Securities Commission in issuing Orders granting the partial revocation of the cease trade orders that the Company sought in its applications in May 2003. As previously reported, The Alberta Securities Commission issued its order in July 2003.

With the partial revocation of the cease trade orders and our current reporting status in both Canada and the United States, we are focusing upon merger/acquisition activities and believe that we will be able to secure opportunities for the Company in the near future.

Sincerely yours,

/s/ Timothy W. Metz
Timothy W. Metz
Chairman and Chief Executive Officer
10 May 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

Period Ended March 31, 2004 Compared to Period Ended March 31, 2003

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Overall operating expenses increased from CDN $151,728 for the quarter ended March 31, 2003 to CDN $205,894 in the comparable quarter in 2004, an increase of 35.7%, mainly due to the recognition of legal fees prepaid in a prior period. Loss for the second quarter increased from CDN $10,733 for the quarter ended March 31, 2003 to CDN $276,758 in the comparable quarter in 2004, an increase of 257%, largely due to expenses associated with a prospective business transaction and largely due to the forgiveness of CDN $230,716 in debt from one former and three current corporate directors as previously reported.

General and administrative expenses increased from CDN $151,728 for the quarter ended March 31, 2003 to CDN $205,894 in the comparable period in 2004. This increase of 35.7% is primarily due to the legal and accounting fees associated with a prospective business transaction.

Selling and marketing expenses remained at CDN $0 for the quarter ended March 31, 2004 as it was in the comparable period in 2003. This was primarily due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Amortization remained at CDN$0 for the quarter ended March 31, 2004. No new fixed assets where acquired.

Research and development expenses remained at CDN$0 for the quarter ended March 31, 2004. This was primarily due to management's focus on merger/acquisition activities and the cessation of research and development activities.

The loss per common share increased from CDN $0.00 per share for the quarter ended March 31, 2003 to CDN$0.07 per share in the comparable period in 2004. This increase in loss is largely due to the previous recognition of debt forgiveness by the directors as well as increased expenses associated with a prospective business transaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Six Month Period Ended March 31, 2004 Compared to Six Month Period Ended March 31, 2003

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Overall operating expenses decreased from CDN $494,097 for the six months ending March 31, 2003 to CDN $302,624 in the comparable period in 2004, a decrease of 61%. This decrease was largely due to the cancellation of a one time debt of CDN $230,716 to one former director and the current directors plus the recognition of legal and accounting fees associated with a prospective business transaction. These creditors forgave this debt during the 2nd quarter of 2003. Loss for the six months increased from CDN $444,818 for the six months ended March 31, 2003 to CDN $465,203 in the comparable period in 2004. This 4.6% increase was largely due to an increase in expenses.

General and administrative expenses decreased from CDN $494,097 for the six months ended March 31, 2003 to CDN $302,624 in the comparable period in 2004, a decrease of 61%. This decrease was largely due to the cancellation of a one time debt of CDN $230,716 to one former director and the current directors plus the recognition of legal and accounting fees associated with a prospective business transaction. These creditors forgave this debt during the 2nd quarter of 2003.

Selling and marketing expenses remained at CDN $0 for the six months ended March 31, 2004 as it was in the comparable period in 2003.This was primarily due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Research and development expenses remained at CDN $0 for the six months ended March 31, 2004 as it was in the comparable period in 2003. This was primarily due to management's focus on merger/acquisition activities and the cessation of research and development activities.

Amortization remained at CDN$0 for the six months ended March 31, 2004. No new fixed assets where acquired.

The loss per common share remained at CDN $0.12 per share for the six months ended March 31, 2004 as it was in the comparable period in 2003.

NOTICE TO READER

We, the management, have compiled the consolidated balance sheet of PeakSoft Multinet Corp. as at 31 March 2004 and the consolidated statements of operations and deficit and changes in cash flows for the quarter then ended. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information nor attempted to determine whether the statements contain departures from Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. These financial statements have not been reviewed by our auditor.

/s/ Timothy W. Metz
Timothy W. Metz
President/CEO/Chairman
Bellingham, WA, U.S.A.
10 May 2004

PeakSoft Multinet Corp
Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
March 31, 2004 and 2003

----------------------------------------------------------------------------------------------------------------------
                                                              Quarter               Quarter                Year
                                                               Ended                 Ended                 Ended
                                                              31 Mar                31 Mar                30 Sept
                                                               2004                  2003                  2003
                                                                 $                     $                     $
----------------------------------------------------------------------------------------------------------------------

Assets
            Current Assets:

            Cash                                                    1,789                   571                   474
            Accounts receivable                                         -                   589                     -
            Prepaids and deposits                                       -                11,592                 5,000
            ----------------------------------------------------------------------------------------------------------
                                                                    1,789                12,752                 5,474
======================================================================================================================

Liabilities and Shareholders' Equity

            Current liabilities:

            Accounts Payable and Accrued Liabilities            3,863,698             3,285,754             3,402,180
            Notes Payable                                       4,900,744             4,900,744             4,900,744
            ----------------------------------------------------------------------------------------------------------

                                                                8,764,441             8,186,498             8,302,924
======================================================================================================================

            Shareholders' Equity:

            Share capital                                       9,019,271             9,019,271             9,019,271

            Accumulated deficit                                17,781,924            17,193,017            17,316,721
            ----------------------------------------------------------------------------------------------------------

                                                               (8,762,653)           (6,173,746)           (8,297,450)

----------------------------------------------------------------------------------------------------------------------
                                                                    1,789                12,752                 5,474
=======================================================================================================================

PeakSoft Multinet Corp.
Consolidated Statement of Operations and Deficit (in Canadian dollars)
(Prepared by Management - Unaudited)
Six Months Ended March 31, 2004 and 2003

-----------------------------------------------------------------------------------------------------------------------------
                                                 Quarter               Quarter             Six Months           Six Months
                                                  Ended                 Ended                Ended                Ended
                                                 March 31,             March 31,            March 31,            March 31,
                                                   2004                 2003                 2004                 2003
                                                    $                     $                    $                    $
-----------------------------------------------------------------------------------------------------------------------------

Operating Expenses:
             General and administration               205,894              151,728              302,624              494,097

-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted                (205,894)            (151,728)            (302,624)            (494,097)

Interest on short-term notes                          (90,719)             (89,722)            (182,434)            (181,437)

Other Income                                          (19,855)                   -              (19,855)                   -

Debt settlement with creditors                              -              230,716                    -              230.716

-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations                      (276,758)             (10,733)            (465,203)            (444,818)

-----------------------------------------------------------------------------------------------------------------------------

Accumulated deficit, end of period                 17,781,924           17,193,017           17,781,924           17,103,017
>=============================================================================================================================

Loss per common share                                    0.07                 0.00                 0.12                 0.12

Shares Outstanding                                  3,830,974            3,830,974            3,830,974            3,830,974

PeakSoft Multinet Corp.
Statement of Changes In Financial Position (in Canadian Dollars)
(Prepared by Management - Unaudited)
Six Months Ended March 31, 2004 and 2003

----------------------------------------------------------------------------------------------------------------------------
                                                    Quarter            Quarter            Six Months           Six Months
                                                     Ended              Ended               Ended                Ended
                                                    March 31,          March 31,           March 31,            March 31,
                                                     2004                2003                2004                 2003
                                                       $                  $                   $                    $
----------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):
Operations:
             Net earnings (loss)                      (276,758)            (10,733)            (465,203)           (444,818)
             Items not involving cash:
                  Amortization                               -                   -                    -                   0

             Change in non-cash operating              277,530              10,767              466,518             397,346
                  working capital

----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position                      (772)                (34)               1,315             (47,472)

Cash, beginning of period                                2,561                 605                  474              48,043

----------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                      1,789                 571                1,789                 571
============================================================================================================================

PEAKSOFT MULTINET CORPORATION

Consolidated notes to the Consolidated Financial Statements

(Prepared by Management - Unaudited)

Six Months Ended 31 March 2004 and 2003

The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facilities.

1.   Continuing operations:

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going conce rn assumption were not appropriate.

2.   Significant accounting policies:

(a)   Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned American subsidiary, PeakSoft Multinet Corp.-USA. All significant inter-company transactions and balances have been eliminated on consolidation.

(b)   Revenue recognition:

Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

(c)   Foreign currency translation:

Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

(d)   Research and development:

Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

(e)   Use of estimates:

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

(f)   Financial instruments:

The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

PEAKSOFT MULTINET CORPORATION

Consolidated notes to the Consolidated Financial Statements

(Prepared by Management - Unaudited)

Six Months Ended 31 March 2004 and 2003

3.   Notes payable:

                                                                               2003                      2002
                                                                                 $                         $

         Notes payable bearing interest at 12% per annum
         with interest paid quarterly, and specific repayment terms.          4,900,744                 3,350,660

4.   Deferred funds on proposed business transactions

The company received funds from another corporation to assist in future business endeavors.

5.   Share capital:

                                                                               Shares                    Amount
                                                                                 #                           $

      Authorized:
         Unlimited voting common shares without par value

      Issued:
         Balance, 01 October 1994                                                82,036                   94,580
         Issued amount year ended 30 September 1995:
                  Issued to founders                                            293,018                        -
                  Issued for cash                                               324,287                   948,865
                  Issue for services and technology                              19,407                    45,700
                  Less share issuance costs                                           -                  (193,278)
         Issued amount year ended 30 September 1996:
                  Issued for cash                                               143,893                   667,500
                  Issued for services and technology                            213,026                 1,835,537

         Issued amount year ended 30 September 1997:
                  Issued for cash                                               443,158                 2,496,498
                  Issued for services and technology                             11,855                    75,969
                  Less share issuance costs                                           -                  (191,916)
         Issued amount year ended 30 September 1998:
                  Issued for cash                                               211,497                   623,281
         Issued amount year ended 30 September 1999:
                  Issued for cash                                             2,052,743                 2,981,847
                  Less share issuance costs                                           -                  (429,128)
         Issued amount year ended 30 September 2000:
                  Issued for services                                            36,054                    63,816

                Balance, 30 September 2003, 2002 and 2001                     3,830,974                 9,019,271

6.   Fair value of financial instruments:

The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

(a)   Short-term financial assets and liabilities:

The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

(b)   Long-term financial liabilities:

The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values.

PEAKSOFT MULTINET CORPORATION

Consolidated notes to the Consolidated Financial Statements

(Prepared by Management - Unaudited)

Six Months Ended 31 March 2004 and 2003

7.   Loss on investment

In the fiscal year 2003, the company discovered loans advanced to a related company, were advanced by some of the shareholders, on behalf of PeakSoft Multinet Corporation and was to be repaid by PeakSoft Multinet Corporation. The amount was disputed but it was eventually verified that the related company did in fact receive the amount and that PeakSoft Multinet Corporation was responsible for the repayment of the advanced amount of USD$1,023,090 was verified.

This amount was included in a debt conversion agreement. As a result, the amount has been included in the 2001 comparatives and has been adjusted in these 2002 financial statements with retroactive effect.

8.   Loss per common share:

Loss per common share is based on the weighted average number of common shares outstanding during the year.

9.   Related party transactions:

The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                              2004                  2003
                                                                $                     $

         Salaries to directors and officers                  226,426                221,886
         *Interest accrued on notes due to shareholders      182,434                181,437

                                                             408,860                403,323

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

The officers of PeakSoft Multinet Corp have a contracted salary and benefit liability amount of CDN $425,250 for year 2004.

The amount of CDN $19,854 was paid to Ogilvy Renault for legal fees regarding future business endeavors.

10.   United States GAAP reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

(a)   Loss and loss per share:

                                                                2004              2003
                                                                  $                 $

         Loss in accordance with Canadian GAAP                465,203           444,818

         Loss in accordance with United States GAAP           465,203           444,818

         Loss per common share                                  $0.12             $0.12

         Weighted average number of shares used
         for calculation                                    3,830,974         3,830,974

PEAKSOFT MULTINET CORPORATION

Consolidated notes to the Consolidated Financial Statements

(Prepared by Management - Unaudited)

Six Months Ended 31 March 2004 and 2003

(b)   Balance sheet:

The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                                  31 March 2004                              31 March 2003

                                            Canadian      United States                    Canadian      United States
                                              GAAP            GAAP                            GAAP            GAAP
                                                $               $                               $               $

                  Accumulated deficit      17,781,924      16,959,695                      17,193,017      16,370,788

(c)   Statement of cash flows:

Cash used in operations and cash provided by financing activities would decrease by 2004 - $ nil and 2003 - $ nil.

(d)   Research and development:

In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

(e)   Stock based compensation:

The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans.

The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

                                                     2004                  2003
                                                       $                    $

         Loss - as reported                            465,203             444,818
         Loss per common share - as reported           0.12                0.12
         Loss per common share - adjusted              0.12                0.12

PEAKSOFT MULTINET CORPORATION

Consolidated notes to the Consolidated Financial Statements

(Prepared by Management - Unaudited)

Six Months Ended 31 March 2004 and 2003

The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                                       2004             2003

         Expected dividend yield                                            0%               0%
         Expected stock price volatility                                   n/a              n/a

         Risk-free interest rate                                           n/a              n/a
         Expected life of options                                          n/a              n/a

(f)   Taxation:

For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

11.   Commitments:

There are no other commitments outstanding not already reported elsewhere in these notes to the financial statements.

12.   Income taxes:

The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,500,000 in the United States and CDN $11,332,000 in Canada.

The following is subject to regulatory and shareholder approval:

(a)   The Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at the year-end, the liabilities and shareholders' equity on the balance sheet would be as follows:

                                                                                       2004               2003
                                                                                         $                  $

                                    Liabilities                                             -                  -

                                    Shareholder's Equity
                                      Share Capital                                18,038,542          18,038,542
                                    Accumulated Deficiency                        (17,781,924)        (17,193,017)

                                                                                      256,616             845,525

(b)   Subsequent to the approval and issuance of the shares pursuant to the shares for debt conversions, the Company will have 26,973,525 shares outstanding.

13.   Comparative figures:

Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in the current fiscal year.

Company Information:

Corporate Headquarters

PeakSoft Multinet Corp.
3930 Meridian Street, Suite C117
Bellingham, WA 98226
USA
Tel: (360) 961-1419 Fax: (360) 647-5960

Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft Multinet Corp. common stock is listed on the TSX under symbol PKS.

Auditor

Gordon K. W. Gee, Chartered Accountant
#101 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 273-7575 Fax: (604) 273-8475

Transfer Agent and Registrar

Computershare Trust Company of Canada, Calgary, Alberta

Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director

Management

Timothy W. Metz, Chief Executive Officer and President